EXHIBIT 99.4

Auditors’ Report on Reconciliation to United States GAAP

To the Board of Directors of Harry Winston Diamond Corporation (formerly Aber Diamond Corporation)

On April 15, 2008, we reported on the consolidated balance sheets of Harry Winston Diamond Corporation (“the Company”) as at January 31, 2008 and 2007 and the consolidated statements of earnings, comprehensive income, changes in shareholders’ equity and cash flows for each of the years in the two-year period ended January 31, 2008 which are included in the annual report on Form 40-F. In connection with our audits of the aforementioned consolidated financial statements, we also have audited the related supplemental exhibit entitled "Differences Between Canadian and United States Generally Accepted Accounting Principles" included in the Form 40-F. This supplemental exhibit is the responsibility of the Company's management. Our responsibility is to express an opinion on this supplemental exhibit based on our audits.

In our opinion, such supplemental exhibit, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

Chartered Accountants, Licensed Public Accountants

Toronto, Canada

April 15, 2008

Differences Between Canadian and United States
Generally Accepted Accounting Principles

These financial statements have been prepared in accordance with generally accepted accounting principles (“GAAP”) in Canada. Except as set out below, these financial statements also comply, in all material aspects, with accounting principles generally accepted in the US and the rules and regulations of the Securities Exchange Commission. The following tables reconcile results as reported under Canadian GAAP with those that would have been reported under US GAAP.

	Canadian GAAP	US GAAP
Consolidated Balance Sheets	2008	2008
Balance sheet:
Mining interests (a)	$179,990	$120,917
Future income tax liability, net (b) (d)	329,537	296,174
Other long-term liability (b)	1,730	2,400
Shareholders’ equity (b) (d)	571,662	545,282

	Canadian GAAP	US GAAP
	2007	2007
Balance sheet:
Mining interests (a)	$188,058	$126,725
Accounts payable and accrued liabilities (b)	124,747	124,172
Future income tax liability, net (b)	282,753	254,835
Shareholders’ equity (b)	501,728	468,888

Consolidated Statements of Earnings	2008	2007
Earnings for the year, Canadian GAAP	$106,408	$104,269
Amortization (c)	2,260	(1,963)
Future income taxes (d)	1,084	(3,809)
Earnings for the year, US GAAP	$109,752	$98,497

Total comprehensive income	$109,363	$98,837

Basic earnings per share	$1.88	$1.69
Diluted earnings per share	$1.86	$1.66

Consolidated Statement of Cash Flows	2008	2007

Cash provided by (used in):
Operating, Canadian GAAP	$193,884	$177,565
Net earnings	3,344	(5,772)
Items not involving cash:
Amortization and accretion (c)	(2,260)	1,963
Future income taxes	(1,084)	3,809
Cash provided by (used in):
Operating, US GAAP	193,884	177,565

Cash provided by (used in):
Financing, Canadian GAAP	(13,277)	60,422
Cash provided by (used in):
Financing, US GAAP	(13,277)	60,422

Cash provided by (used in):
Investing, Canadian GAAP	(185,781)	(332,231)
Cash provided by (used in):
Investing, US GAAP	(185,781)	(332,231)
Foreign exchange effect on cash balances	628	302

Increase/(decrease) in cash and cash equivalents	(4,546)	(93,942)
Cash and cash equivalents, beginning of year	54,174	148,116
Cash and cash equivalents, end of year	$49,628	$54,174

(a)

Expenditures on Mining Interests Prior to the Establishment of Proven and Probable Reserves

Effective February 1, 1999, the Company changed its method of accounting for costs on unproven properties under US GAAP from capitalizing all expenditures to expensing all costs prior to the completion of a definitive feasibility study which establishes proven and probable reserves. Upon commencement of commercial production, certain mineral property costs were reclassified to capital assets and inventory, for both Canadian and US GAAP purposes.

There is no difference in the calculation of reserves for the periods presented under Canadian or US GAAP. The calculation follows the requirements of the Canadian Securities Administrators National Instrument 43-101 Standards of Disclosure for Mineral Project as well as the definitional guidance of Industry Guide 7 as required under US GAAP.

(b)

Accounting for Defined Benefit Pension and Other Postretirement Plans

For US GAAP purposes, the Company has adopted FASB Statement No. 158, Employers’ Accounting for Defined Benefit Pension and other Postretirement Plans (“FASB 158”), issued in September 2006. For the year ended January 31, 2008, a liability for pension benefits of $1.7 million is reported under other long-term liability for Canadian GAAP purposes. Accounting under FASB 158 results in the following balance sheet reclassifications for fiscal 2008: an increase of $0.7 million in other long-term liability, a decrease in net future income tax liability of $0.6 million and a decrease in accumulated other comprehensive income (loss) of $0.1 million. For the year ended January 31, 2007, a liability for pension benefits of $1.2 million is reported under accounts payable and accrued liabilities for Canadian GAAP purposes. Accounting under FASB 158 resulted in the following balance sheet reclassifications for fiscal 2007: a decrease of $0.6 million in accounts payable and accrued liabilities, an increase in net future income tax liability of $0.2 million and an increase in accumulated other comprehensive income (loss) of $0.4 million.

(c)

Amortization of Deferred Mineral Property

For US GAAP purposes, the start-up phase ended effective February 1, 2003 versus August 1, 2003 for Canadian GAAP purposes. Under US GAAP, the production stage is deemed to have begun when saleable minerals are extracted from an ore body, regardless of the level of production. In addition, exploration costs are expensed during the production stage for US GAAP purposes but may be capitalized under Canadian GAAP.

For Canadian GAAP purposes, the net book value of deferred mineral properties will always be higher than for US GAAP purposes due to the capitalization of costs incurred in the first and second quarters of fiscal 2004 for Canadian GAAP purposes. This results in lower amortization under US GAAP, which is offset by the expensing of exploration costs for US GAAP purposes. Amortization pertaining to items deferred for Canadian GAAP purposes during the first and second quarters of fiscal 2004 was added back to net earnings for US GAAP purposes in subsequent fiscal periods.

For Canadian and US GAAP purposes, stripping costs attributable to separate and distinct ore bodies are capitalized during the pre-production stage. These stripping costs are expensed once the production phase of the ore body is deemed to have begun. The production phase is defined as when saleable minerals are extracted (produced) from the ore body.

(d)

Accounting for Uncertainty in Income Taxes

The Company has adopted Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109 (“FIN 48”) on February 1, 2007 for US GAAP reporting purposes only.  As a result of the implementation of FIN 48, the Company recognized a reduction of $3.5 million of future income tax liability, which was accounted for as an increase to the February 1, 2007 balance of retained earnings for US GAAP reporting purposes.  The reduction is attributable to the difference between the application of FIN 48 and the Company’s policy on accounting for uncertain tax positions under Canadian GAAP.   As at January 31, 2008, the balance of the reduction in liability increased to $4.1 million.

(e)

Impact of Recent United States Accounting Pronouncements

Fair Value Measurements

In September 2006, the FASB issued SFAS 157 Fair Value Measurements (“SFAS 157”), which defines fair value, establishes a framework for measuring fair value and a framework for measuring assets and liabilities at fair values when a particular standard describes it. In addition, SFAS 157 prescribes a more enhanced disclosure of fair value measures and requires additional expanded disclosure when non-market data is used to assess fair values. The provisions of SFAS 157 are effective for fiscal years beginning after November 15, 2007.   FASB Staff Position 157-2 (“FSP 157-2”) delays the effective date of SFAS 157 for all non-financial assets and non-financial liabilities, except for items that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually), until the beginning of the first quarter of fiscal 2010. The measurement and disclosure requirements related to financial assets and financial liabilities are effective for the Company beginning in the first quarter of fiscal 2009.

Fair Value Option for Financial Assets and Financial Liabilities

In February 2007, the FASB issued SFAS No. 159 The Fair Value Option for Financial Assets and Financial Liabilities - Including an Amendment of FASB Statement No. 115 (“SFAS 159”).  This pronouncement permits entities to use the fair value method to measure certain financial assets and liabilities by electing an irrevocable option to use the fair value method at specified election dates.  After election of the option, subsequent changes in fair value would result in the recognition of unrealized gains or losses as period costs during the period the change occurred.  SFAS 159 becomes effective as of the beginning of the first fiscal year that begins after November 15, 2007, with early adoption permitted. However, entities may not retroactively apply the provisions of SFAS 159 to fiscal years preceding the date of adoption.

Non-controlling Interest in Consolidated Financial Statements

In December 2007, the FASB issued SFAS No. 160 Non-controlling Interests in Consolidated Financial Statements – an amendment of ARB No. 51 (“SFAS 160”). SFAS 160 requires an entity to clearly identify and present ownership interests in subsidiaries held by parties other than the entity in the consolidated financial statements within the equity section but separate from the entity’s equity. It also requires the amount of consolidated net income attributable to the parent and to the non-controlling interest be clearly identified and presented on the face of the consolidated statement of income; changes in ownership interest be accounted for similarly, as equity transactions; and when a subsidiary is deconsolidated, any retained non-controlling equity investment in the former subsidiary and the gain or loss on the deconsolidation of the subsidiary be measured at fair value. This statement is effective for financial statements issued for fiscal years beginning after December 15, 2008.

Business Combinations

In December 2007, the FASB issued SFAS No. 141 (revised 2007), Business Combinations (“SFAS 141R”). Under SFAS 141R, an entity is required to recognize the assets acquired, liabilities assumed, contractual contingencies and contingent consideration measured at their fair value at the acquisition date. It further requires that acquisition-related costs are to be recognized separately from the acquisition and expensed as incurred. In addition, acquired in-process research and development (IPR&D) is capitalized as an intangible asset and amortized over its estimated useful life. The IPR&D is evaluated for impairment and if no alternative future use exists, the asset is expensed. SFAS 141R is effective for business combinations for which the acquisition date is after the beginning of the first annual reporting period beginning after December 15, 2008.

The Company is currently evaluating the impact that these new standards may have on its consolidated financial statements.